Filed by Social Capital Suvretta Holdings Corp. I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Akili Interactive Labs, Inc.

Registration No.: 333-262706

Date: March 8, 2022

This filing relates to the proposed merger of Akili Interactive Labs, Inc., a Delaware corporation (“Target”), with Karibu Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Social Capital Suvretta Holdings Corp. I, a Cayman Islands exempted company limited by shares (“SPAC”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 26, 2022, by and among SPAC, Merger Sub and Target.

The 10 most innovative medicine and therapeutics companies of 2022

From GlaxoSmithKline’s malaria vaccine to a digital therapeutic for ADHD from Akili

Interactive, these companies broke the mold to devise treatments.

BY RUTH READER

Explore the full 2022 list of Fast Company’s Most Innovative Companies, 528 organizations whose efforts are reshaping their businesses, industries, and the broader culture. We’ve selected the firms making the biggest impact with their initiatives across 52 categories, including the most innovative biotech, design, and consumer goods companies.

After a year consumed by vaccines and treatments for COVID-19, innovation in the pharmaceutical industry was a little more mundane this year—in a good way. Diseases that have had burdensome treatments or worse, no treatment, finally got addressed. At the same time, companies are beginning to redefine what it means to be medicine. Software is starting to treat physical ailments just like pills do. And yes, companies continued to find ways to help prevent COVID-19.

All of the pharmaceutical companies recognized on Fast Company’s list of the 10 most innovative medicine and therapeutics companies obtained breakthroughs by taking a creative approach to how they think about drugs. GlaxoSmithKline worked with the Gavi Vaccine Alliance to put its malaria vaccine Mosquirix through clinical trials—a vaccine that took decades to develop, test, and now distribute. Experts estimate that it will put a sizable dent in malaria infection in regions where the disease is endemic.

AstraZeneca worked feverishly to develop preventative monoclonal antibodies to help immunocompromised folk fend off COVID-19. Meanwhile, Mithra Pharmaceuticals designed a birth control pill that (finally!) prioritized women’s health through reducing side effects. Another set of companies created therapeutics that challenged the idea of what medicine can be. Akili Interactive, which went public this year via SPAC, got FDA approval for its all-digital treatment for ADHD. Another company, Hinge Health, is using physical therapy, coaching, and wearables to reduce musculoskeletal pain—no opioids necessary. Big Health is offering patients with insomnia and anxiety therapy without the therapist. All these companies used innovative thinking to bring health care to more people than it’s ever been able to reach before.

1. GLAXOSMITHKLINE

For swatting malaria with its new vaccine that was decades in the making

More than 35 years of research at GlaxoSmithKline came to fruition last fall when the World Health Organization recommended a wide rollout in sub-Saharan Africa of the pharma company’s Mosquirix, the world’s first malaria vaccine and the first vaccine for a parasitic disease. It has been shown, alongside seasonal anti-malaria efforts, to be 70% effective at reducing severe malaria and hospitalization of children, who accounted for 460,000 malaria deaths in 2020. “The WHO was looking for another tool in the toolbox to combine with use of bed nets, spray, and antimalarials,” says Thomas Breuer, the company’s chief global health officer. GSK has shipped more than 4 million doses of the vaccine for the pilot program—with roughly 2.7 million already administered—and will supply as many as 15 million doses that it will sell at 5% above cost.

GlaxoSmithKline is No. 31 on the World’s 50 Most Innovative Companies.

2. VIATRIS

For creating the first FDA-approved interchangeable biosimilar for insulin

To bring down the notoriously high cost of insulin, Viatris, a pharmaceutical company founded in 2020 (the result of a merger between Pfizer’s established medicines arm Upjohn and generics company Mylan), worked with Indian biotech company Biocon Biologics to bring a near-identical version to the U.S. The result is Semglee, which the Food and Drug Administration approved in 2021 as a so-called biosimilar for insulin, making it the first interchangeable therapeutic ever approved by the FDA. Today, Viatris markets both Semglee, the branded version of this insulin biosimilar, along with an unbranded version that is 65% more affordable than that of the leading insulin brand, Lantus. (The two-tier pricing system reflects a common practice for insurers to favor higher-cost drugs because they come with larger rebates.) By getting FDA approval for Semglee, Viatris created an opportunity for more affordable insulin.

3. MITHRA PHARMACEUTICALS

For developing a plant-based oral contraceptive for women with fewer side effects

Belgian biotech company Mithra, focused on developing pharmaceuticals for women’s health, received approval in 2021 for its plant-based birth control pill, Nextstellis, alongside Mayne Pharma, which is distributing the drug. The key innovation is the use of estetrol, a form of estrogen that occurs naturally in the body and is less likely to cause breast cancer—a rare risk of estrogen-raising pills. In addition to having less impact on breast tissue, the drug is also associated with less breakthrough bleeding, less acne, and fewer facial and body hair changes than other oral contraceptives, as well as less impact on sex drive. Finally, since estetrol is plant-based, it breaks down more easily and isn’t as likely to be found in waterways as other estrogens. This makes the contraceptive not only better for women, but better for the environment.

4. VIIV HEALTHCARE

For its once-every-two-month injection to treat HIV

This year, ViiV launched Cabenuva, a once-every-two-month injection for treating HIV. This regimen can replace a daily course of pills that many with HIV feel is cumbersome, essentially creating a new paradigm for what it means to live with the disease. Approximately, 1.2 million people in the U.S. live with HIV, according to the U.S. Department of Health and Human Services. The FDA also recently approved ViiV’s Apretude as a once-every-two month injection for pre-exposure prophylaxis.

5. ASTRAZENECA

For developing a preventive COVID-19 treatment for the most susceptible people

Part of what will help shift COVID-19 from a pandemic to an endemic illness—a disease that is always present, like the flu, and spreads at a predictable rate—is the development of myriad treatments and preventions. This year, the Food and Drug Administration authorized AstraZeneca’s pre-exposure prophylaxis treatment called Evusheld. These long-acting monoclonal antibodies offer a vaccine alternative for severely immunocompromised people who already have had or are expected to have adverse reactions to the existing COVID-19 vaccines. In trials, recipients saw a 77% decrease in risk of developing COVID-19, making it a viable treatment to help protect particularly vulnerable groups.

6. BIG HEALTH

For developing a digital version of cognitive behavioral therapy

Digital health interventions are about to become big business, and Big Health is at the forefront. The company has been working on developing fully digital experiences for solving some of the most pernicious issues in mental health, such as sleep loss and anxiety. The company’s sleep assistance app has a 70% efficacy rate and is used by companies like Delta and, selectively, in major healthcare entities, including the U.K. National Health Service. In 2021, the Scottish National Health Service agreed to roll out Big Health’s digital therapeutics for insomnia and anxiety to its entire population. Patients can download the app themselves or get a referral from their general practitioner.

7. SCYNEXIS

For developing the first non-azole treatment for vaginal yeast infections

The overuse of a class of antifungals known as azoles, which are commonly prescribed to treat vaginal yeast infections, has led to resistance. To combat the problem of antifungal resistance, Scynexis developed an entirely new class of fungicide: triterpenoid antifungal, which doctors can prescribe when first-line azole treatments don’t work. Approved by the FDA in June and launched in September, Brexafemme is the first in this class and the first antifungal medication approved in more than two decades.

8. HINGE HEALTH

For developing an online platform for treating musculoskeletal pain

Physicians are looking for an alternative to opioids for pain management, especially for musculoskeletal pain. Hinge Health combines exercise therapy and digital coaching to treat musculoskeletal pain for its 13 million members through its relationships with employers and health plans. This year, the company released data from a large-scale study showing that participants experienced an average of 68% improvement in pain over 12 weeks of care. It also acquired two companies, Enso, a wearable device that uses electrical stimulation to reduce pain, and Wrnch, a company that uses computer vision to measure motion. These two acquisitions will help the company blend its digital health platform with its patients’ lived experiences.

9. AMGEN

For treating a previously untreatable subset of non-small cell lung cancer.

Amgen’s Lumakras, which received Food and Drug Administration approval in 2021, treats lung cancer tumors with a specific genetic mutation that accounts for a quarter of all non-small cell lung cancers. The drug is the culmination of four decades worth of research into how to target the kras oncogene, a gene that is prone to mutation and until recently, believed to be untargetable with drugs. In trials, 36% of patients with this specific tumor mutation saw their tumor destroyed entirely; another 58% saw the size of their tumors reduced. Of those two groups, neither had recurrent cancer for at least six months. The drug marks a breakthrough for these patients.

10. AKILI INTERACTIVE

For developing a digital therapeutic for ADHD

For years, Akili Interactive has been working to create a digital game for treating attention deficit hyperactivity disorder. Last year, the company got Food and Drug Administration approval to market its game, EndeavorRx, as a therapeutic. This year, the company raised $160 million to launch. The program rolled out this summer with a new study touting its efficacy (after two four-week rounds of playing the game five days a week, 68% of children 8 to 12 years old saw clinical improvement in behavior). As of November, the company was working with 900 physicians who are prescribing EndeavorRx.

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Additional Information and Where to Find It

In connection with the proposed business combination transaction between Social Capital Suvretta Holdings Corp. I (“SCS”) and Akili, SCS filed a registration statement on Form S-4 (as amended, the “Registration Statement”) with the SEC on February 14, 2022, which includes a preliminary prospectus and proxy statement of SCS, referred to as a proxy statement/prospectus. The Registration Statement has not yet become effective. When available, a final proxy statement/prospectus will be sent to all SCS shareholders. SCS will also file other documents regarding the proposed transaction with the SEC. SHAREHOLDERS OF SCS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCS (when available) through the website maintained by the SEC at http://www.sec.gov.

The documents filed by SCS with the SEC also may be obtained free of charge at SCS’s website at https://socialcapitalsuvrettaholdings.com/dnaa or upon written request to 2850 W. Horizon Ridge Parkway, Suite 200, Henderson, NV 89052.

Participants in the Solicitation

SCS and Akili and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCS’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction between Akili and SCS are contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. This press release may be deemed to be solicitation material in respect of the proposed transactions contemplated by the proposed business combination between Akili and SCS.

Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Akili and SCS. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCS’s securities, (ii) the risk that the proposed transaction may not be completed by SCS’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCS, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Merger Agreement by the shareholders of SCS and the satisfaction of the minimum cash condition, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Akili’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Akili or diverts management’s attention from Akili’s ongoing business operations and potential difficulties in Akili employee retention as a result of the announcement and consummation of the proposed transaction, (ix) the outcome of any legal proceedings that may be instituted against Akili or against SCS related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCS’s securities on a national securities exchange, (xi) the price of SCS’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which

SCS plans to operate or Akili operates, variations in operating performance across competitors, changes in laws and regulations affecting SCS’s or Akili’s business, and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the ability of Akili to successfully commercialize EndeavorRx® and continue to advance its clinical development pipeline, (xiv) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, (xv) the evolution of the markets in which Akili competes, (xvi) the ability of Akili to defend its intellectual property and satisfy regulatory requirements, (xvii) the costs related to the proposed transaction, (xviii) the impact of the COVID-19 pandemic on Akili’s business, (xix) Akili’s expectations regarding its market opportunities and (xx) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Akili operates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCS’s registration on Form S-1 (File Nos. 333-256723 and 333-257543), SCS’s quarterly report on Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 15, 2021, the Registration Statement on Form S-4, including those under “Risk Factors” therein, and other documents filed by SCS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Akili and SCS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Akili nor SCS gives any assurance that either Akili or SCS, or the combined company, will achieve its expectations.